Exhibit 23.2




          Consent of Independent Registered Public Accounting Firm


The Board of Directors
Wayne Savings Bancshares, Inc.

     We issued our report dated April 29, 2004, with respect to the consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2004, which is incorporated by reference in the Company's Annual Report on Form 10-K for the year ended March 31, 2004. We hereby consent to the incorporation by reference of said report in Wayne Savings Bancshares, Inc. Form S-8 to be filed on or about October 6, 2004.



/s/ Grant Thornton LLP


Cincinnati, Ohio
October 5, 2004